                                                                    EXHIBIT 99.2

CONTACTS:
Lawrence H. N. Kinet                        Dennis N. Cavender
Chairman and CEO                            Vice President and CFO
Aksys, Ltd.                                 Aksys, Ltd.
(847) 229-2222                              (847) 229-2222

FOR IMMEDIATE RELEASE
---------------------

       AKSYS, LTD. REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED
                              SEPTEMBER 30, 1996

LINCOLNSHIRE, IL, OCTOBER 25, 1996 - Aksys, Ltd. (Nasdaq/NNM: AKSY), a leader in the development of personal hemodialysis products and services, today reported financial results for the third quarter and nine month period ended September 30, 1996.

For the third quarter ended September 30, 1996, the Company reported a net loss of $1,989,623, or $0.15 per share, compared to a net loss of $1,258,327, or $0.12 per share, for the same quarter last year. Operating expenses increased to $2,731,960 in the third quarter of 1996, compared to $1,289,920 in the third quarter 1995. The increase in operating expenses is due to research and development spending, hiring of additional personnel, and the development of necessary infrastructure to support the future growth of the Company. Interest income increased to $742,337 in the third quarter ended September 30, 1996, compared to $31,593 for the same quarter last year, as a result of the net proceeds invested from the Company's initial public offering in May 1996.

"We have just completed consolidation of our research and development, operations, and administrative functions into one location in Lincolnshire, Illinois," stated Lawrence H.N. Kinet, Chairman and CEO of Aksys. "With this move behind us, we can continue to make progress with the regulatory approval processes and prepare for commercialization of the Aksys PHD(TM) Personal Hemodialysis System."

For the nine month period ended September 30, 1996, the Company reported a net loss of $5,382,129, or $0.45 per share, compared to a net loss of $3,760,518, or $0.36 per share, for the same nine month period in 1995. Operating expenses increased to $6,483,621 in the first nine months of 1996, compared to $3,853,696 in the first nine months of 1995. Interest income for the nine months ended September 30, 1996 was $1,101,492 compared to interest income of $93,178 for the same period in 1995.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. These products and services include the Company's lead product in development, the Aksys PHD(TM) Personal Hemodialysis System, designed to improve clinical outcomes of patients, reducing mortality, morbidity and the associated high cost of patient care. The PHD approach to the treatment of kidney dialysis patients is simple: more dialysis is better than less; daily treatment is better than less frequent treatment; and alternate sites, such as the patient's home or a self-care clinic, are preferable locations to perform chronic therapy.


                         - financial table to follow -

                          AKSYS, LTD. AND SUBSIDIARY
                       (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                   THREE MONTHS ENDED                NINE MONTHS ENDED
                                                     SEPTEMBER 30,                     SEPTEMBER 30,
                                                  1996             1995             1996            1995
                                              -----------      -----------      -----------      -----------
Revenues:                                     $   -            $    -           $   -            $   -

Expenses:
  Research and development                      1,726,504          990,467        4,417,743        2,940,840
  General and administrative                    1,005,456          299,453        2,065,878          912,856
                                              -----------      -----------      -----------      -----------
Operating loss                                 (2,731,960)      (1,289,920)      (6,483,621)      (3,853,696)

Other income (expense):
  Interest income                                 746,740           34,443        1,108,299          101,644
  Interest expense                                 (4,403)          (2,850)          (6,807)          (8,466)
                                              -----------      -----------      -----------      -----------
                                                  742,337           31,593        1,101,492           93,178
                                              -----------      -----------      -----------      -----------
Net loss                                      $(1,989,623)     $(1,258,327)     $(5,382,129)     $(3,760,518)
                                              ===========      ===========      ===========      ===========
Net loss per share                            $     (0.15)     $     (0.12)     $     (0.45)     $     (0.36)
                                              ===========      ===========      ===========      ===========

Weighted average number
  of common shares outstanding                 13,685,212       10,327,569       12,020,809       10,327,569
                                              ===========      ===========      ===========      ===========


                          SELECTED BALANCE SHEET DATA

                                        SEPTEMBER 30,             DECEMBER 31,
                                            1996                      1995
                                        -------------             ------------
Cash, cash equivalents and
  short-term investments                $44,102,832               $ 3,937,105
Working capital                          43,073,884                 3,565,263
Long-term investments                     6,005,971                   -
Total assets                             53,112,870                 4,693,450
Total liabilities                         1,998,613                   488,637
Redeemable preferred stock                  -                      12,406,761
Stockholders' equity (deficit)           51,114,257                (8,201,948)